UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August 31, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒   Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $348,000 Double Short Leverage Securities Linked to the Barclays Capital 30Y Treasury Futures IndexTM Due August 29, 2014

•                  $2,500,000 Buffered Digital Plus Notes due February 27, 2015 Linked to the Performance of the Dow Jones Industrial AverageSM

•                  $200,000 Notes due August 31, 2017 Linked to the Performance of the S&P BRIC 40 Index

•                  $100,000 8.250% Exchangeable Notes due August 31, 2012 (Linked to the Common Stock of Peabody Energy Corporation)

•                  $200,000 11.750% Exchangeable Notes due August 31, 2012 (Linked to the Common Stock of Seagate Technology)

•                  $100,000 8.00% Exchangeable Notes due February 29, 2012(Linked to the Common Stock of Marathon Oil Corporation)

•                  $300,000 13.25% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of Molycorp, Inc.)

•                  $300,000 17.00% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of Northern Oil and Gas Inc.)

•                  $100,000 10.00% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of NetApp, Inc.)

•                  $2,871,690 Barclays Bank PLC Trigger Return Optimization Securities Linked to a Basket of Exchange-Traded Funds due August 29, 2014

•                  $2,640,000 Buffered SuperTrackSM Notes due August 29, 2013 Linked to the Performance of the iShares® MSCI Germany Index Fund

•                  $8,242,000 Callable Step Up Fixed Rate Notes due August 31, 2036

•                  $100,000 10.00% Exchangeable Notes due February 29, 2012 (Linked to the Common Stock of Boston Scientific Corporation)

•                  $100,000 10.00% Exchangeable Notes due August 31, 2012 (Linked to the Common Stock of Valero Energy Corporation)

•                  $200,000 10.50% Exchangeable Notes due February 29, 2012 (Linked to the Common Stock of Arch Coal, Inc.)

•                  $100,000 8.50% Exchangeable Notes due February 29, 2012 (Linked to the Common Stock of Bank of America Corporation)

•                  $400,000 8.25% Exchangeable Notes due February 29, 2012 (Linked to the Common Stock of eBay, Inc.)

•                  $3,000,000 Callable CMS Steepener Notes due August 31, 2031

•                  $3,500,000 Annual Reset Coupon Buffered Notes due August 31, 2014 Linked to the S&P 500® Index

•                  $2,000,000 Notes due August 26, 2016 Linked to the Performance of the Indonesian Rupiah Relative to the U.S. Dollar

•                  $100,000 10.00% Exchangeable Notes due February 29, 2012 (Linked to the Common Stock of Freeport-McMoRan Copper & Gold Inc.)

•                  $100,000 11.00% Exchangeable Notes due February 29, 2012 (Linked to the Common Stock of Las Vegas Sands Corp)

•                  $100,000 10.00% Exchangeable Notes due February 29, 2012 (Linked to the Common Stock of Silver Wheaton Corp)

•                  $100,000 14.50% Exchangeable Notes due February 29, 2012 (Linked to the Common Stock of Western Refining, Inc.)

•                  $200,000 10.25% Exchangeable Notes due February 29, 2012 (Linked to the Common Stock of Yahoo! Inc.)

•                  $310,000 Barclays Perpetual Rolling Open Structure Protecting Equity Returns (PROSPER™) ETF Notes, due August 22, 2012

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: August 31, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director